PENNTEX MIDSTREAM PARTNERS, LP

11931 Wickchester Ln., Suite 300

Houston, TX 77043

June 1, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4628

Attn:	Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:	PennTex Midstream Partners, LP

Registration Statement on Form S-1

File No. 333-199020

Dear Ms. Ransom:

On behalf of PennTex Midstream Partners, LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on June 3, 2015, or as soon as practicable thereafter, unless the Partnership notifies you otherwise prior to such time.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

PennTex Midstream Partners, LP
By:	PennTex Midstream Partners GP, LLC, its general partner

By:	/s/ Steven R. Jones
Steven R. Jones
Executive Vice President and Chief Financial Officer

cc:	Stephen M. Moore
PennTex Midstream Partners, LP

Ryan J. Maierson
Latham & Watkins LLP

Debbie P. Yee
Latham & Watkins LLP

Douglas E. McWilliams
Vinson & Elkins L.L.P.

D. Alan Beck
Vinson & Elkins L.L.P.